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                                File No. 70-09371

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form U-1/A

                                 AMENDMENT NO. 2

                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

                           and its subsidiary company:

                      COLUMBIA INSURANCE CORPORATION, LTD.
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

           ----------------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                           J. W. Trost, Vice President
                    Columbia Energy Group Service Corporation
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

           ----------------------------------------------------------
                     (Name and address of agent for service)

                        Sharon B. Heaton, Vice President
                      Columbia Insurance Corporation, Ltd.
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

           ----------------------------------------------------------
           (Name and address of subsidiary company agent for service)



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         Columbia Energy Group and Columbia Insurance Corporation, Ltd. amend their Application-Declaration in File No. 70-09371 to add Exhibit F: Opinion of Counsel, to Item 6.

Item 6.  Exhibits and Financial Statements.

         (a)      Exhibits

                  F        Opinion of Counsel
                  G        Draft Notice
                  H        Liability Tower Charts for General Liability and
                           All-Risks Property Insurance
                  I        Allocation of Liability and Property Insurance
                           Premiums Among Columbia Group Companies



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         SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                                 COLUMBIA ENERGY GROUP

Date: July 26, 1999              By: /s/ M.W. O'Donnell
                                     -------------------------------------
                                     M.W. O'Donnell, Senior Vice President
                                     & Chief Financial Officer



                                 COLUMBIA INSURANCE CORPORATION, LTD.

Date: July 26, 1999              By: /s/ S.B. Heaton
                                     -------------------------------------
                                     S.B. Heaton, Vice President



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EXHIBIT F

                                                                   July 26, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  Re:      Columbia Energy Group, File No. 70-9371

Dear Sirs:

                  As counsel for Columbia Energy Group ("Columbia"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), and its subsidiary company Columbia Insurance Corporation, Ltd. ("CICL"), I deliver to you this opinion for filing as Exhibit F to the Application-Declaration referenced above. Briefly stated, Columbia is seeking authority to expand the lines of insurance coverage that CICL may provide Columbia and its associate and affiliate companies. Columbia proposes to establish additional, direct or indirect, subsidiaries to engage in the proposed activities and to provide additional investment in an aggregate amount of up to $50 million at any one time outstanding.

                  In connection with the above, I have examined:

                  (i)      the Application-Declaration, as amended; and
                  (ii) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion;

                  Based upon the foregoing and relying thereupon, I am of the opinion that if the above referenced transactions are consummated in accordance with the Application-Declaration:

                  (i) all state and federal laws applicable to the proposed transactions will have been complied with; and
                  (ii) the consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by Columbia, or by any associate company thereof.

                  I hereby consent to the filing of this opinion as an exhibit to the Application-Declaration.

                                     Very truly yours,

                                     /s/ Christopher J. Lord
                                     Columbia Energy Group Service Corporation


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